CINTEL CORP.
                          WE KEEP YOUR NETWORK SMART!!!

CINTEL CORP.
1001 W CHELTENHAM AVE., MELROSE PARK, PA 19027
TEL (215) 782-8201
FAX (215) 782-1917


                                                              November 5, 2004


VIA FACSIMILE AND EDGAR

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant

         Re:      Cintel Corp.
                  Registration Statement on Form SB-2
                  File No. 333-119002

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Cintel Corp. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Tuesday, November 9, 2004, or as soon thereafter as possible.

         The Company acknowledges that: (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     CINTEL CORP.


                                     By: /s/ Sang Don Kim
                                         -----------------------------------
                                         Name: Sang Don Kim
                                         Title:  Chief Executive Officer